Exhibit 99.1

NLS Pharmaceutics Announces Technology Patent Grant Covering Mazindol for Treatment of
Attention Deficit Hyperactivity Disorder and Rare Sleep Disorders in Hong Kong

●	Hong Kong patent relates to Company’s lead product candidate, Mazindol ER (extended-release) use in narcolepsy, idiopathic hypersomnia (IH) and attention deficit hyperactivity disorder (ADHD)

●	Further supports NLS global strategy with key patents now granted in major markets including Hong Kong, Japan, South Korea, the U.S., Europe & Canada

●	NLS has accelerated ongoing clinical development of its lead product, Quilience® (Mazindol ER) for the treatment of rare sleep disorders

Zürich, Switzerland, January 10, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that the Patents Registry, Intellectual Property Department of The Government of the Hong Kong Special Administrative Region has granted approval for Patent Application 42022055879.5, which covers Mazindol ER as a method of treatment for ADHD. This patent is expected to expire no earlier than 2037.

“This patent grant reinforces our continued effort to build our global franchise with Mazindol ER,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “Along with our Orphan Drug Designations in both the U.S. and Europe, we are pleased to obtain patent coverage in another major market for our proprietary formulation of Mazindol ER and believe that our proprietary position is strong.”

Mazindol is not currently available in Hong Kong and has not yet been promoted for use in ADHD. Quilience® (Mazindol ER), the Company’s lead product candidate and proprietary extended-release formulation of Mazindol (Mazindol ER), is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as IH. Top-line results from our Phase 2a clinical trials evaluating Mazindol ER, in the treatment of ADHD as well as narcolepsy, resulted in positive favorable results, meeting the primary endpoint with high statistical significance.

ADHD is one of the most common childhood psychiatric disorders, with symptoms including inattention, impulsivity, and hyperactivity. The prevalence of ADHD among children and adolescents in Hong Kong and Mainland China are estimated to be 6.4% and 6.5% respectively. According to Market Data Forecast®, the global ADHD therapeutics market is valued at more than $29 billion currently and is projected to grow to nearly $45 billion by 2037.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

About Quilience®

The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as IH, for which NLS recently obtained Orphan Disease Designation (ODD) from the U. S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical study evaluating Quilience® in adult patients suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult patients suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected expiration date of the patent and the potential benefits in the use of Mazindol for the treatment of ADHD and other disorders. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharma.com

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